UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 20, 2021

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

Series Palace Foal Interests; Series De Mystique ’17 Interests, Series Martita Sangrita 17 Interests; Series Daddy’s Joy Interests; Series Vertical Threat Interests; Series Shake it Up Baby Interests; Series Tizamagician Interests; Series Power Up Paynter Interests; Series Two Trail Sioux 17 Interests; Series Wayne O Interests; Series Big Mel Interests; Series Amandrea Interests; Series Keertana 18 Interests; Series Sunny 18 Interests; Series Lazy Daisy Interests; Series New York Claiming Package Interests; Series The Filly Four Interests; Series Lane Way Interests; Series Mo Mischief Interests; Series Deep Cover Interests; Series Big Mel Interests (Addtl. 9% Interest); Series Sunny 18 Interests (Addtl. 9% Interest); Series Popular Demand Interests; Series Authentic Interests; Series Storm Shooter Interests; Series Thirteen Stripes Interests; Series Naismith Interests; Series NY Exacta Interests; Series Apple Down Under 19 Interests; Series Just Louise 19 Interests; Series Lost Empire 19 Interests; Series Man Among Men Interests; Series Frosted Oats Interests; Series Tapitry 19 Interests; Series Classofsixtythree 19 Interests; Series Cayala 19 Interests; Series Margaret Reay 19 Interests; Series Awe Hush 19 Interests; Series Exonerated 19 Interests; Series Speightstown Belle 19 Interests; Series Consecrate 19 Interests; Series Latte Da 19 Interests; Series Midnight Sweetie 19 Interests; Series Ambleside Park 19 Interests; Series Athenian Beauty 19 Interests; Series Future Stars Stable Interests; Series Collusion Illusion Interests; Series Monomoy Girl Interests; Series Got Stormy Interests; Series Social Dilemma Interests; Series Carrothers; Series Going to Vegas; Series Ari the Adventurer 19; Series Wonder Upon a Star 19; Series Echo Warrior 19; Series Silverpocketsfull 19; Series Who’sbeeninmybed 19; Series Into Summer 19; Series Mrs Whistler; Series Race Hunter 19; Series Co Cola 19; Series Vow; Series You Make Luvin Fun 19; Series Miss Sakamoto; Series Courtisane 19; Series Grand Traverse Bay 19; Series Our Miss Jones 19; Series Margarita Friday 19; Series Queen Amira 19; Series Salute to America; Series Desire Street 19

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Title of each class of securities issued pursuant to Regulation A

Item 9.	Other Events

On July 20, 2021, Solar Strike, the Underlying Asset of Series Sunny18, was sold for nominal value to a qualified individual due to Solar Strike’s training history and having been previously gelded on or around July 27, 2020. Solar Strike will be retired from racing and will be re-trained as an off track thoroughbred horse with the qualified individual.

As a result of the sale, My Racehorse CA LLC (the “Company”) plans to distribute to members of Series Sunny 18 such member’s pro rata share of all of the remaining assets (which only consist of cash) of Series Sunny 18, after accounting for (i) (a) the nominal proceeds from the sale of Solar Strike, plus (b) the remaining balance of unused insurance and unused cash reserves for upkeep fees, training, and prepaid expenses, if any, (ii) less related fees, liabilities, and expenses, including but not limited to a due diligence fee, management fee, and offering expenses, if any, owed to the Company’s manager, Experiential Squared, Inc. (the “Manager”), in connection with operating Series Sunny 18 (collectively, the “Expenses”).

The Company intends to remit such distributions within sixty (60) days from the date of this Current Report on Form 1-U (the “Current Report”).

After making the distribution payment to members of Series Sunny 18, net of any and all Expenses, the Manager intends to terminate and wind up Series Sunny 18 because Series Sunny 18 would no longer have any assets or liabilities.

The information set forth under Item 9 of this Current Report contains forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed in these forward-looking statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MY RACEHORSE CA LLC

Dated: July 26, 2021	By:	Experiential Squared, Inc., its Manager

By:	/s/ Michael Behrens
Name: Michael Behrens Title: Chief Executive Officer and Chief Financial Officer

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